Amendment # 1 to SCHEDULE 13D filed on November 17, 2003

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
NA

1. NAME OF REPORTING PERSON
Opportunity Partners L.P.


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

NA

8. SHARED VOTING POWER

NA

9. SOLE DISPOSITIVE POWER

NA________________________________________________________

10. SHARED DISPOSITIVE POWER
NA

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

NA (Less than 5%)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
13. PERCENT OF CLASS REPRESENTED BY ROW 11

NA

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________




ITEM 4. PURPOSE OF TRANSACTION
Item 4 is amended as follows:

Instead of picking up the telephone to discuss our proposal to engage an investment banking firm to evaluate alternatives to maximize stockholder value including a sale of the company (Exhibit 1) with us, BKF's management hired an expensive law firm to try to prevent shareholders from even voting on it. This is a waste of corporate assets and demonstrates that management is not acting in the shareholders' best interest.

Our response to the SEC to managements attempt to prevent shareholders from voting on our proposal is attached below
(Exhibit 2).


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Item 7 is amended as follows:

Exhibit 1: Shareholder Resolution
Exhibit 2: Response to BKF's Costly No Action Request to the SEC

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 2/6/2004

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein


Exhibit 1.

Opportunity Partners L.P.
60 Heritage Drive, Pleasantville, NY 10570
(914) 747-5262 // Fax: (914) 747-5258
oplp@optonline.net


Norris Nissim
Secretary
BKF Capital Group, Inc.
One Rockefeller Plaza
New York, NY 10020

Dear Mr. Nissim:

We have beneficially owned shares of BKF Capital Group, Inc. valued at more than $2,000 for more than one year and we intend to continue our ownership through the date of the next annual meeting. We are hereby submitting the following proposal and supporting statement pursuant to Rule 14a-8 of the Securities Exchange Act of 1934 for inclusion in management's proxy statement for the next annual meeting of stockholders or any earlier meeting. Please contact us if you would like to discuss this proposal.

RESOLVED: The stockholders request that an investment banking firm be engaged to evaluate alternatives to maximize stockholder value including a sale of the Company.

                      Supporting Statement

BKF's ratio of market capitalization (market price of equity plus debt) to assets under management is just 1.3%. That is significantly lower than the ratio for other investment management companies. For example, Franklin Resources ("BEN") shares trade at a ratio of 4.4%, Janus Capital ("JNS") at 2.9% and Waddell and Reed ("WDR") at 7%.

We think the primary reason for BKF's low multiple is its excessive expenses. In 2002, compensation expenses consumed approximately 69% of BKF's revenues vs. 25% for BEN, 30% for JNS and 13% for WDR. BKF's total operating expenses for 2002 consumed approximately 92% of revenues, leaving very little for stockholders.

On the other hand, BKF could be an attractive acquisition candidate for a larger financial management company that could cut expenses. In short, we think the surest way to enhance stockholder value is to immediately engage an investment banking firm to evaluate alternatives to maximize shareholder value including a sale of the Company.

                                   Very truly yours,


                                   Phillip Goldstein
                                   President
                                   Kimball & Winthrop, Inc.
                                   General Partner


Exhibit 2
Opportunity Partners L.P., 60 Heritage Drive, Pleasantville, NY
10570
(914) 747-5262 // Fax: (914) 747-5258//oplp@optonline.net

January 19, 2004

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

BKF Capital Group, Inc. (the "Company") - Rule 14a-8 Proposal

Ladies and Gentlemen:

     We received a copy of a letter dated January 14, 2004 from Benjamin D. Fackler of Wachtell, Lipton, Rosen & Katz, counsel to the Company to you seeking no action assurance if the Company excludes from its proxy materials our rule 14a-8 proposal requesting "that an investment banking firm be engaged to evaluate alternatives to maximize stockholder value including a sale of the Company." Mr. Fackler proposes two bases for omitting our proposal: (1) "The proponent has not provided proof of stock ownership;" and (2) "The proposal deals with a matter relating to the ordinary business operations of the Company." Neither contention has any merit.

As Mr. Fackler stated, the Company notified us in a letter dated November 3, 2003 that it did not consider a letter dated October 15, 2003 from our broker stating that we had held more than $2,000 worth of the Company's stock continuously for 12 months to be proof that we had owned it for more than one year on October 14, 2003, the date of our letter to the Company which contained our shareholder proposal. Assuming the truthfulness of our broker's letter, the Company apparently wanted proof that we did not purchase our shares on October 15, 2002, which was the only possible way that we would not have owned more than $2,000 worth of the Company's stock continuously for more than one year as of October 14, 2003.1

For the record, we hereby state that we have continuously owned far more than $2,000 worth of the Company's stock for several years. To erase all doubts about our eligibility, we filed a
Schedule 13D on November 17, 2003 in which we stated: "As required by Rule 14a-8 of the Securities and Exchange Act of
1934, at   the time of submission of the shareholder resolution,
Opportunity Partners L.P. had continuously owned shares of BKF valued at more then $2,000 for more than one year and intends to continue to hold these shares through the date of the next annual meeting." Contrary to Mr. Fackler's misleading statement that "The Company has received no subsequent communications from the Proponent other than a copy of the Proponent Schedule 13D as filed with the Commission," we faxed a both a cover note and copy of our Schedule 13D to the Company's secretary on November 17th. In the cover note (which was included in Mr. Fackler's submission package to you but conspicuously not mentioned in his letter), we stated: "I expect you have seen this already. Please call me if you have any questions." (emphasis added)

Rule 14a-8(b)(2)(ii) permits us to demonstrate eligibility "only if you have filed a Schedule 13D . . . reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins . . . and by submitting to the company a copy of the schedule . . . ."2  We filed Schedule 13D and
submitted it to the Company along with our cover note as a good faith effort to comply with Rule 14a-8(b)(2)(ii). Yet, the Company did not call us or otherwise inform us that it did not deem our Schedule 13D filing to be adequate. Thus, we reasonably assumed that it was satisfied that we had cured the perceived procedural deficiency it set forth in its November 3, 2003 letter. Instead, it bided its time, waiting almost two months (and well past its December 17, 2003 deadline for submitting a stockholder proposal) to request a no action letter from you if it excludes our proposal from its proxy materials.

Mr. Fackler incorrectly asserts that our filing and delivery to the Company of a Schedule 13D in which we stated that "Opportunity Partners L.P. had continuously owned shares of BKF valued at more then $2,000 for more than one year and intends to continue to hold these shares through the date of the next annual meeting," does not change anything. The instructions for
Schedule 13D state: "Intentional misstatements or omissions of fact [in Schedule 13D] constitute Federal criminal violations." (emphasis added). On the other hand, a false statement of fact contained in a rule 14a-8 submission to a company would not lead to criminal penalties. That is a very big difference.

In any event, the Company's request for no action relief should be denied because the staff should not encourage the sort of gamesmanship the Company is using. Section G.5 of Legal Bulletin No. 14 (July 13, 2001) dealing with eligibility and procedural issues states: "Rather than waiting until the deadline for submitting a no-action request, a company should submit a no-action request as soon as possible after it receives a proposal and determines that it will seek a no-action response." Rather than picking up the telephone and trying to resolve any question about our eligibility directly with us in a timely manner, the Company blatantly ignored the staff's policy about timely submissions of a no action request and chose to make a belated (at best) hypertechnical argument to you laced with red herrings about whether we were "eligible" to file Schedule 13D. As explained in Section G.6. of Legal Bulletin No. 14, "[The Commission's staff receives] the heaviest volume of no-action requests between December and February of each year." Even if the its argument had any merit, granting the Company no action relief will only encourage other companies to use similar delaying tactics instead of making a good faith effort to resolve their differences with shareholder proponents.

With respect to Mr. Fackler's disingenuous attempt to portray our proposal as one involving "business matters that are mundane," we see no need to respond other than to say that (1) if he had a conscience, he would return the fees his law firm received from the Company for producing such drivel, and (2) if the staff does grant no action relief on the basis that our proposal deals with a matter relating to the Company's ordinary business operations, we would seriously consider litigating to have our proposal included in the Company's proxy materials.

In conclusion, based upon our extensive experience with shareholder activism, the Company's efforts to prevent our proposal from coming to a vote at the annual meeting, like those of many companies faced with proposals opposed by management, are in bad faith. There is little doubt that the Company does not really care whether we have continuously owned more than $2,000 worth of stock for more than one year and little doubt that it knows we have. All it wants to do is to derail a stockholder vote on our proposal by any means necessary, ethical or unethical. The larger question is whether the staff should permit this sort of legal gamesmanship which is costly not only to the Commission but to shareholders of affected companies. In this regard, we present below an excerpt from our comment letter of June 13, 2003 regarding Release S7-10-03 ("Possible Changes to Proxy Rules").
     The staff spends far too much time responding to no action requests from companies seeking to exclude shareholder proposals submitted pursuant to rule 14a-8. Furthermore, its responses have sometimes been inconsistent and not infrequently are based on shaky legal reasoning. I propose eliminating rule 14a-8 [and substituting an alternative scheme described in my comment letter for voting on shareholder proposals but] if rule 14a-8 is retained in substantially the same form, then to limit frivolous or abusive no action requests to exclude proposals, each request should be accompanied by an affidavit from the company certifying that: (1) management has made a reasonable effort to resolve its differences with the proponent and failed, and (2) the board has determined that
     (a) it is in the best interests of shareholders that the proposal in question be excluded from management's proxy card and (b) the cost of seeking no action relief is reasonable for the benefit to be gained.

                                   Very truly yours,


                                   Phillip Goldstein
                                   Portfolio Manager

cc:  Benjamin D. Fackler
_______________________________
1 If we had purchased our shares on October 15, 2002, we could have easily defused the Company's "concern" about our stock ownership by simply resubmitting our proposal in a letter dated October 15, 2003 and ask that it supersede our October 14th letter (since the deadline for submissions was not until December 17, 2003).
2 Mr. Fackler implies that this language requires us to have filed a Schedule 13D on or before the date we submit our proposal to the Company rather than simply that the Schedule 13D itself, whenever it is filed, must reflect our ownership of the shares as of or before the date on which the one-year eligibility period begins. The latter reading is more reasonable in light of (a) the serious consequences of making a false statement of fact in a
Schedule 13D, (b) the intent of rule 14a-8(b)(2)(ii) to provide an alternative method to demonstrate one's eligibility to submit a stockholder proposal, and (c) the intent of Section 14 itself, i.e., to promulgate rules that advance the public interest or protect investors in matters relating to proxy solicitations.